RESOURCE
REAL ESTATE OPPORTUNITY REIT, INC.

December 6, 2012

Via Email

Division of Corporation Finance
Office of Chief Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attention: Louise Dorsey, Associate Chief Accountant

**Re: Resource Real Estate Opportunity REIT, Inc.
Properties Transferred through Foreclosure**

Dear Ms. Dorsey:

On October 12, 2012, Resource Real Estate Opportunity REIT, Inc. (the "Company") received a comment letter from Daniel L. Gordon, Branch Chief, regarding the Annual Report on Form 10-K of the Company for the year ended December 31, 2011. The letter's only comment was to request information about the Company's analysis with respect to its decision to omit the audited financial statements contemplated by Rule 8-06 of Regulation S-X with respect to properties the Company took title to through foreclosure. As discussed in the Company's response dated October 26, 2012 (enclosed herein) as well as below, the Company determined that the provisions of Rule 8-06 did not apply if the Company took title to a property via foreclosure. The purpose of this letter is to request guidance from the Staff with respect to the financial statement requirements under the Company's facts and, if necessary, to request a waiver from the application of Rule 8-06 for the reasons discussed herein.

Background Information

The Company is a real estate investment trust that is conducting a "blind pool" initial public offering subject to Industry Guide 5. As of September 30, 2012, the Company had approximately $148.6 million in total assets and owned 8 properties, 2 non-performing loans and 2 performing loans. Among the Company's investments from 2010 to 2012 were the non-performing mortgage loans set forth below. The Company acquired all of these loans from unaffiliated sellers.

Mortgage Loan	Investment Amount	Date Title Taken
Westhollow	$7.8 million	10/5/10
Crestwood	$6.25 million	3/2/11
Iroquois	$12.0 million	8/2/11
Campus Club	$8.3 million	2/21/12

After acquiring the notes listed above, the Company contacted the respective borrowers and made substantial efforts to collect on the loan, through a restructure, negotiated payoff or otherwise. Only when these attempts proved unsuccessful, as they did with all notes listed above, did the Company enforce its rights as lender and foreclose on the collateral securing the loans thereby taking title to the properties.

Based on its review and analysis of the accounting literature (which is discussed below), the Company has not filed Rule 8-06 financial statements for these properties as (1) at acquisition, the loans

on these operating properties were not significant and the investments did not constitute ADC arrangements and (2) upon foreclosure, the Company did not believe a separate Rule 8-06 acquisition analysis was required in order for the Company to act to protect its investment. If Rule 8-06 financial statements are required, each of the properties securing the mortgage loans listed above would be considered significant to the Company as of the date of foreclosure based on the significance test during the distribution period for blind pool offerings set forth in Section 2325.3 of the Division of Corporation Finance Financial Reporting Manual (the "Accounting Manual").

Determination of Applicability of Rule 8-06 of Regulation S-X

Analysis of the Literature

Before acquiring the mortgage loans described above, the Company evaluated whether financial statements would be required pursuant to Rule 8-06 of Regulation S-X. In conjunction with the assessment of Rule 8-06, the Company reviewed SAB Topic 1I, FASB ASC 310-10, and Exhibit I to Practice Bulletin 1 regarding ADC arrangements. As discussed in detail in our correspondence to the Staff dated October 26, 2012, the Company determined that each of its mortgage loan acquisitions were appropriately accounted for as investments in loans and not as ADC arrangements.

After concluding to account for these investments as loans, the Company considered Section 2350 of the Accounting Manual, "Properties Securing Loans that Represent an Asset Concentration." The Company assumed total proceeds raised in its offering would be in excess of $125 million and thereby determined that Section 2350 did not require any financial statements for the properties securing the mortgage loans acquired.

The Company finally considered whether Rule 8-06 of Regulation S-X would be applicable if the Company were to enforce its rights as lender and foreclose on the collateral securing the loans thereby taking title to the properties securing the loans. The Company reviewed both Section 2345 and Section 2350 of the Accounting Manual, which provide guidance on when Rule 3-14 (or Rule 8-06 in the case of a smaller reporting company) financial statements are required for properties securing loans. These sections do not discuss any additional financial statement requirements in the event a lender forecloses on a loan and takes title to the property securing a loan. We respectfully note that when an investment in a loan secured by an operating property is made, it is always a possibility that the lender may be forced to foreclose and take title to the underlying property in order to protect its investment. The Company thus concluded that a lender that has complied with these sections of the Accounting Manual has provided its investors with the disclosure deemed appropriate for a loan investment. Since historical property financial statements were not required when the loan was made or acquired, they should not be required if the character of the investment changes as a result of enforcement of legal rights through foreclosure. Thus, for these reasons and in the absence of guidance to suggest otherwise, the Company concluded that under Rule 8-06 of Regulation S-X in combination with SAB Topic 1I and Sections 2345 and 2350 of the Accounting Manual as applied to the Company's loan investments, the Company had provided its investors with the financial statements required for such investments.

In addition, we note that although the term "acquisition" is not defined in Rule 3-14, Regulation S-X, or the Accounting Manual, it is defined in the instructions to Item 2.01 of Form 8-K. In connection with its consideration of required financial statements for the loans it foreclosed upon, the Company reviewed the definition of acquisition as well as disposition provided therein. Although the phrase, "or other acquisition," included in the acquisition definition could capture the circumstances considered herein where the Company obtains title to a property through foreclosure, the Company considered it significant and instructive that the acquisition corollary to the disposition terms "mortgage, assignment or hypothecation of assets," i.e. "foreclosure," was absent from the acquisition definition when all other

terms had complementary terms in each respective definition. In considering this omission, along with the reasons discussed below, the Company determined that the Staff regarded obtaining a property through foreclosure of a loan differently from a traditional acquisition between a buyer and seller of real estate. The Company also held this view because, as discussed below, if a property obtained through foreclosure could subject a lender to an audited financial statement requirement it was unable to comply with, a lender could be impeded from enforcing its legal rights to the detriment of its investors.

Policy Reasons

If Rule 8-06 did require audited financial statements for properties foreclosed upon it would likely be extremely difficult, if not impossible, for a company to acquire or originate loans secured by real estate. This is because the information required for audited financial statements under Rule 8-06 can generally be obtained only with the cooperation of the property's previous owner. While it is common for a company seeking to purchase a property to negotiate with the seller to seek the information necessary for Rule 8-06 financial statements, it is not generally the case that lenders making loans secured by real property require the borrower to provide the lender with the information necessary to complete Rule 8-06 financial statements. Further, in acquiring a loan from a third party lender, the Company lacks privity with the borrower/property owner and frequently is precluded from any communication with the borrower until the purchase of the loan is complete.

In addition, borrowers in default are typically not cooperative with lenders who are foreclosing on their properties. Even if a lender in a loan origination has negotiated for the borrower to provide certain financial information with respect to the property, the lender has no ability to force a non-compliant borrower to cooperate and provide the financial information necessary to complete an audit. Therefore, as a practical matter, the information necessary for Rule 8-06 financial statements may be unavailable for a property obtained through foreclosure or may not be available in a timely manner or without substantial hardship. This would be the case for performing and non-performing loans. We note that the Company has disclosed in the risk factor and investment objectives and criteria sections of its prospectus the fact that this information may not be available to the Company when conducting due diligence on non-performing or sub-performing loans. See Appendix A for a copy of the disclosure.

Thus, if the information necessary for Rule 8-06 financial statements is unavailable for a property obtained through foreclosure, then a rule that requires a registrant to file financial statements for such a property would effectively preclude the registrant from making or acquiring certain loans secured by real property, whether performing or non-performing (or force the registrant to sell the loan to an entity that may foreclose on the underlying property without having to file Rule 8-06 financial statements). This is because Rule 8-06 financial statements may be required both for significant properties, as measured under the tests set forth in the Accounting Manual, and insignificant properties pursuant to Section 2320 of the Accounting Manual.

Conclusion

Based on all the information available to it, the Company thus determined that Rule 8-06 financial statements were not required for the properties it foreclosed upon.

Potential Waiver Relief

If the Staff concludes that audited financial statements were required for the properties obtained through foreclosure, we respectfully request relief pursuant to Rule 3-13 of Regulation S-X from the financial statement requirements of Rule 8-06 of Regulation S-X for the following reasons.

Relevance of Pre-Acquisition Financial Information

The Company believes that historical financial and operating information for the properties is not material to a decision to invest in the Company because such information is not indicative of the future operating results of the properties. This is because the historical information for the properties securing non-performing loans generally reflects operating performance at a time when market and property conditions were materially different. These underlying properties may have low occupancy, high rental delinquency rates and/or high operating costs. For example, as of the date of foreclosure at Westhollow, the property was 57% occupied, had rent delinquencies exceeding $80,000, utility costs double those at comparable properties due to unrepaired water leaks, and required repairs in the amount of $100,000 to address electric meter code violations. Westhollow's current occupancy is now 94%, and the repairs, delinquencies and code violations have been addressed by current management resulting in operating results that are significantly improved over those of the prior management's.

In addition, in many cases the borrower lacks sufficient funds to continue to maintain the property and attract and retain tenants. In essence, a foreclosure property is similar to a new property, where new ownership, new management, new capital, new marketing and new strategies result in immaterial historical operating history. The Company believes that these material factors would cause the reported financial information to be immaterial and not indicative of future operating results. The more relevant information to the Company and its investors with respect to investments in non-performing loans is whether the borrower can obtain new sources of funds and/or negotiate a modification of the loan terms with the Company to profitably operate the property going forward or, in the event that the Company is forced to foreclose, whether the Company has a business plan to fix the operating problems at the property and make it profitable going forward.

Unavailability of Information to the Company

Finally, for many of the reasons discussed above in the policy considerations related to the Company's analysis of Rule 8-06 financial statements, the historical financial information for the foreclosure properties is not available to the Company without undue hardship.   In particular, each of the loans were purchased from a servicer or assignee for the originating lender who do not have access to the information necessary to complete an audit on the historical operating information for the properties. The Company would thus be required to negotiate with the borrower directly to attempt to obtain this information. Given the passage of time, the fact that the borrower has no incentive to be cooperative, and the quality of the information necessary for accountants to complete their audit procedures, it would be almost impossible for the Company to obtain this information and provide the information contemplated by Rule 8-06.

Financial Information Disclosed to Date

The Company has incorporated the financial information for each of the properties listed above into its audited and unaudited financial statements from the date of foreclosure. Attached as Schedule 1 is a chart showing the financial statements that would be required if Rule 8-06 of Regulation S-X is applicable and the financial information for each property that has been disclosed to date as part of the Company's consolidated financial statements.

Conclusion

In conclusion, the Company made a determination that Rule 8-06 was inapplicable in the situation where a property was foreclosed upon and thus omitted audited financial statements contemplated by Rule 8-06 based on its analysis described above. If the Staff determines that the

Company's conclusion was incorrect, the Company would be unable to comply with the Rule due to the impossibility of obtaining the information necessary to comply. Further, the Company submits that the historical financial information contemplated by Rule 8-06 would not be material to an investment decision in the Company because the information would not be indicative of future operating results of the properties because of the Company's plans to significantly change and improve the operations of the properties. Accordingly, the Company respectfully requests that, if the Staff determines that Rule 8-06 of Regulation S-X applies to the foreclosure of a property underlying a loan, the Company be granted a waiver with respect to compliance with Rule 8-06 of Regulation S-X for the following properties that were obtained via foreclosure and noted above: Westhollow, Crestwood, Iroquois, and Campus Club.

If you need any additional information, or if we can be of any further assistance, please call me at (215) 717-3370.

Sincerely,

/s/ Steven R. Saltzman
Steven R. Saltzman
Chief Financial Officer

Schedule 1

Financial Statements for Properties Obtained thru Foreclosure
For the Years Ended December 31, 2010 and 2011
For the Nine Months Ended September 30, 2012

	Financials That Would Be Required if Rule 8-06 is Applicable				**Included in the Company's Consolidated Financial Statements Filed thru 11/30/12**			
Westhollow	2009	audited	12	months				
	2010	unaudited	9	months	2010	audited	3	months
			21	months	2011	audited	12	months
					2012	unaudited	9	months
							24	Months
Crestwood	2010	audited	12	months				
	2011	unaudited	2	months	2011	audited	10	Months
			14	months	2012	unaudited	9	Months
							19	Months
Iroquois	2010	audited	12	months				
	2011	unaudited	7	months	2011	audited	5	Months
			19	months	2012	unaudited	9	Months
							14	Months

All three assets were included in the Company's 12/31/11 Consolidated Balance Sheet in its Annual Report on Form 10-K for the year ended 12/31/11.

Financial Statements for Properties Obtained thru Foreclosure
For the Year Ended December 31, 2011
<u>*For the Nine Months Ended September 30, 2012*</u>

	Financials That Would Be Required if Rule 8-06 is Applicable			**Included in the Company's Consolidated Financial Statements Filed thru 11/30/12**		
Campus Club	2011	audited	12 months			
	2012	unaudited	1 months	2012	unaudited	8 Months
			13 months			8 Months

This asset was included in the Company's 12/31/11 Consolidated Balance Sheet in its Annual Report on Form 10-K for the year ended 12/31/11 as a loan.

Appendix A

Investments in non-performing real estate assets involve greater risks than investments in stabilized, performing assets and make our future performance more difficult to predict.

Traditional performance metrics of real estate assets are generally not as reliable for non-performing real estate assets as they are for performing real estate assets. Non-performing properties, for example, do not have stabilized occupancy rates. Similarly, non-performing loans do not have a consistent stream of loan servicing or interest payments. In addition, for non-performing loans, often there is greater uncertainty that the face amount of the note will be paid in full.

In addition, we may pursue more than one strategy to create value in a non-performing real estate investment. With respect to a property, these strategies may include development, redevelopment, or lease-up of such property. With respect to a loan, these strategies may include negotiating with the borrower for a reduced payoff, restructuring the terms of the loan or enforcing our rights as lender under the loan and foreclosing on the collateral securing the loan.

The factors described above make it challenging to evaluate non-performing investments. As of July 9, 2012, we owned one non-performing real estate asset.

___

Conditions to Closing Real Estate Investments

Our advisor performs a diligence review on each property that we purchase. We generally seek to condition our obligation to close the purchase of any property on the delivery of certain documents from the seller. However, the information available to us at the time of making any particular investment decision may be limited and we may not have access to certain detailed due diligence information regarding any particular real estate asset. Specifically, the facts and circumstances surrounding certain REO and value-add investments vary based on the prior individual or institutional owner, the scheduled timing or deadline for a foreclosure or bank sale and other factors. Therefore, these circumstances do not always afford us the opportunity to perform as complete a diligence review as we would otherwise prefer and normally conduct for a stabilized, income-producing property.